Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

03003829

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

03 FEB 13 AM 7:21

Murten, 05.02.2003
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

dlw 2/19

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

03 FEB 13 AM 7:21

saia-burgess
Smart solutions for comfort and safety

Press release

Saia-Burgess acquires a shareholding in Cetronic

The Saia-Burgess Group has acquired 20 per cent of the shares in Cetronic AG of Kirchberg with effect from beginning of January 2003. Cetronic specializes in the development and production of electronic subsystems for the industrial market. In 2002, it achieved sales worth around CHF 7 million with 30 employees. Through this acquisition, which is consistent with its strategy and accompanied by an option to acquire the remaining 80 per cent within one year, Saia-Burgess is further enhancing its expertise in electronics.

On the industrial market, the core business of Cetronic AG is in the segments of building automation, industrial electronics and medical technology. Cetronic's strength resides in engineering, which in the framework of its own project developments, combines electronic and plastics expertise with market-orientated solutions. Sales of the corporation founded back in 1982 have risen constantly over recent years.

The transaction provides for the rapid transfer of manufacturing from Kirchberg to the Saia-Burgess works in Murten, thereby achieving an ideal combination of the interests and needs of Cetronic AG and the Saia-Burgess Group. For Cetronic, further growth would only be possible by making extensive investments in plant and machinery. On the other hand, the existing production infrastructure in Murten is sufficient to handle the additional volume of electronic manufacturing. Saia-Burgess will be offering all the Cetronic staff working on the production side suitable posts in Murten; there will therefore be no redundancies. The engineering team at Cetronic will remain in Kirchberg for the time being. Extension of the electronic manufacturing operation on the Murten site will provide a sustainable boost for the Industry Division of Saia-Burgess.

Murten, 7 January 2003

Note

Daniel Hirschi, CEO of the Saia-Burgess Group and Daniel Hirschi, General Manager of Cetronic AG, are not relatives.

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2001 financial year, Saia-Burgess, which is quoted on the SWX, employed 2'898 staff and achieved sales of CHF 458.6 million.

Agenda

04.02.03	Publication of sales figures 2002
25.03.03	Presentation of results to media and investors
08.05.03	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

03 FEB 13 AM 7:21

saia-burgess
Smart solutions for comfort and safety

Media Information

Increased Sales and Earnings from Saia-Burgess

In 2002 the Saia-Burgess Group reported a 2.2 percent increase in sales over the previous year to CHF 468.9 million (2001: CHF 458.6 million). After allowing for currency adjustment, sales rose by 5.2 percent to CHF 483.0 million. The negative effect of currencies which totalled CHF 14 million is primarily attributable to the trend in the USD rate. Saia-Burgess anticipates an EBITA margin (Earnings Before Interest, Taxes and Amortisation) of nearly 9 percent (8.7 percent). In the absence of any fundamental changes in the markets, Saia-Burgess expects the current year's sales and earnings figures to be slightly above those for the previous year.

Differing market trends lead to balanced result

The rise in sales in the 2002 business year was driven exclusively by internal growth as there was no acquisition-led growth in 2002. The overall pleasing result was derived from the policy of strategic risk diversification pursued by Saia-Burgess. Overall, the group was able to balance out the differing trends in its markets and geographic regions, this is reflected in the figures reported by the three Divisions. The Automotive Division, whose operations are focussed primarily on Europe, benefited from the continued growth in the comfort and safety-related areas of air-conditioning systems and headlight adjustment as well from an increase in sales in the luxury segment. Whilst the business of the Industry Division in Europe persisted at the same level as in the previous year, the Division in the US investment goods area was faced with extremely difficult economic conditions. The Controls Division, which operates exclusively in Europe, had to cope with a sluggish trend in the investment goods area and with weak activity in the construction sector.

Award for the Automotive Division

The Valeo Group is one of the Automotive Division's most important clients. By being named one of its few VIP suppliers (Valeo Integrated Partner) it marked Saia-Burgess out for special honour at the end of 2002. The nomination of 'best in class' supplier for actuators based on its position as a leader in technology, its competitiveness and standard of quality. By awarding Saia-Burgess the VIP qualification Valeo has opened up attractive opportunities for growth in cooperation with its group.

Expansion of the geographic presence

In 2003 there are plans to expand the geographic presence. To this end Saia-Burgess Guangzhou Ltd. was founded at the end of 2002 in Guangzhou, the capital of China's most economically dynamic province.

In order to further penetrate the Russian market, at the beginning of 2003 Saia-Burgess acquired a 49 percent stake in IP-Trading Ges.m.b.H. in Vienna, with a subsidiary company in Moscow, with an option to purchase the remaining 51 percent.

Murten, 4 February 2003

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

25.03.03	Presentation of results to media and investors
08.05.03	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten